UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1) *

LODGENET INTERACTIVE CORPORATION

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

540211109

 (CUSIP Number)

Nir Yarden, Esq.
Haynes and Boone, LLP
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
(212) 918-8963

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 540211109
1. Names of Reporting Persons. Mittleman Brothers, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization New York, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0
14. Type of Reporting Person (See Instructions) HC, CO

CUSIP No. 540211109
1. Names of Reporting Persons. Master Control LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0
14. Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 540211109
1. Names of Reporting Persons. Mittleman Investment Management LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization New York, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0
14. Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 540211109
1. Names of Reporting Persons. Christopher P. Mittleman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization New York, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0
14. Type of Reporting Person (See Instructions) CO, HC

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to common stock, par value $0.01 per share (“Common Stock”), of LodgeNet Interactive Corporation, a Delaware corporation (the “Company”). This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission by Mittleman Brothers, LLC (“Mittleman Brothers”), Master Control LLC (“Master”), Mittleman Investment Management LLC (“MIM”) and Christopher P. Mittleman. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Reporting Persons are filing this Amendment to report recent open-market sales of Common Stock by MIM that have reduced below five percent all Common Stock that the Reporting Persons may be deemed to beneficially own.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons’ knowledge, the Listed Persons are described below. Except as otherwise noted below, all such transactions were effected in the open market, and the table excludes commissions paid in per share prices.

Transaction Date	Effecting Person(s)	Shares Disposed	Price Per Share	Description of Transaction
11/7/2012	Mittleman Investment Management LLC	1,200	$ 0.3756	open market
11/15/2012	Mittleman Investment Management LLC	13,500	$ 0.1075	open market
11/16/2012	Mittleman Investment Management LLC	28,380	$ 0.1068	open market
11/19/2012	Mittleman Investment Management LLC	10,250	$ 0.1208	open market
11/21/2012	Mittleman Investment Management LLC	254,000	$ 0.2086	open market
11/23/2012	Mittleman Investment Management LLC	46,500	$ 0.2594	open market
12/3/2012	Mittleman Investment Management LLC	5,000	$ 0.1301	open market
12/5/2012	Mittleman Investment Management LLC	200	$ 0.1716	open market
12/17/2012	Mittleman Investment Management LLC	4,000	$ 0.1106	open market
12/18/2012	Mittleman Investment Management LLC	925	$ 0.0974	open market
12/28/2012	Mittleman Investment Management LLC	665	$ 0.0823	open market
12/31/2012	Mittleman Investment Management LLC	29,300	$ 0.0610	open market
1/4/2013	Mittleman Investment Management LLC	1,418,760	$ 0.0428	open market

(d)             Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.

(e)             January 4, 2013.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Additional Information (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed May 7, 2012)
99.2	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed May 7, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MITTLEMAN BROTHERS, LLC

Date: January 11, 2013	By:	/s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Managing Partner

MASTER CONTROL LLC

	By:	/s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Authorized Signatory

MITTLEMAN INVESTMENT MANAGEMENT LLC

	By:	/s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Chief Investment Officer

CHRISTOPHER P. MITTLEMAN

/s/ Christopher P. Mittleman

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Additional Information (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed May 7, 2012)
99.2	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed May 7, 2012)